August 5, 2013

Via EDGAR

Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission (Mail Stop 4561)
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brainstorm Cell Therapeutics Inc.
Registration Statement on Form S-1
Filed February 8, 2013
File No. 333-186516

Dear Mr. Riedler:

On behalf of Brainstorm Cell Therapeutics Inc. (the “Company”), we submit the following responses to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) as set forth in your letter dated February 19, 2013, pertaining to our Registration Statement on Form S-1 (the “Registration Statement”).

These responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

All responses pertaining to the Company set forth in this letter were prepared by the Company in consultation with its counsel, BRL Law Group LLC. We are filing these responses in connection with Amendment No. 5 (“Amendment No. 5”) to the Company’s Registration Statement, filed on the date hereof.

COMMENT 1. Please note that rule 430A only allows you to omit pricing related information. Accordingly, please amend your registration statement to include the number of shares of common stock, warrants and shares of common stock issuable upon exercise of the warrants.

RESPONSE:

In response to the Staff’s comments, the Company has filed, in connection with the submission of this letter, Amendment No. 5 to the Registration Statement to include the requested information. The only information not included in Amendment No. 5 to the Registration Statement is pricing-related information.

COMMENT 2. We note that you “intend to engage one or more underwriters, broker-dealers or selling agents to sell the securities.” Please update your registration statement, including the Plan of Distribution, to identify any underwriters, broker dealers or selling agents and to include the specific terms of the underwriting or other selling arrangements. Also, please file any agreements related to these arrangements as exhibits pursuant to Item 601(b)(1) of Regulation S-K.

RESPONSE:

In response to the Staff’s comments, the Company has filed, in connection with the submission of this letter, Amendment No. 5 to the Registration Statement to include the requested information. The form of Underwriting Agreement is filed as Exhibit 1.1 to Amendment No. 5 to the Registration Statement.

Comment 5. Please file the legal opinion as exhibit 5.1 to your registration statement pursuant to Item 601(b)(5) of Regulation S-K. We may have further comments based on our review of the opinion.

RESPONSE:

In response to the Staff’s comments, the Company has filed, in connection with the submission of this letter, Amendment No. 5 to the Registration Statement to include the legal opinion as Exhibit 5.1

The Company acknowledges the Staff’s references regarding requests for acceleration of the Registration Statement, including Rules 460 and 461. The Company will include the requested acknowledgments and will provide the Staff with adequate time after the filing of any amendment for further review before submitting a request for acceleration.

If you have any questions with regards to these responses, need supplemental information or would like to discuss any of the matters covered in this letter, please contact the undersigned at +972 3 923 6384 or Tom Rosedale of BRL Law Group LLC at (617) 399-6935.

Very truly yours,

/s/ Liat Sossover

Liat Sossover